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                                   EXHIBIT 3.6

                        AMENDMENT TO BYLAWS AS ADOPTED BY
                            THE BOARD OF DIRECTORS OF
                           SOLIGEN TECHNOLOGIES, INC.
                                ON APRIL 20, 1998

         RESOLVED, that Section 2.9 of the Company's Bylaws is hereby amended to provide in its entirety as follows:

         "2.9 MANNER OF ACTING. At any shareholder meeting at which a quorum is present, action on a matter (other than the election of directors) by a voting group is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action, unless the affirmative vote of a greater number is required by these Bylaws, the Articles of Incorporation or the Wyoming Business Corporation Act."